
February 23, 2015

Via E-mail
Mr. Yongxi Lin
Chief Financial Officer
China Yida Holding Co.
28/F Yifa Building, No. 111 Wusi Road
Fuzhou, Fujian, P. R. China 350003

> **Re: China Yida Holding Co.**
> **Form 10-K for Year Ended December 31, 2013 as Amended**
> **Filed March 31, 2014**
> **Form 10-Q for Quarter Ended September 30, 2014**
> **Filed November 14, 2014**
> **Response dated January 29, 2015**
> **File No. 001-34567**

Dear Mr. Lin:

We have reviewed your response letter and have the following comments. As noted in our letter dated December 11, 2014, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

1.   We note your response to comments 1, 2 and 5. Please amend your filings as stated in your response.

2.   We have considered your response to prior comment 3.

- Please expand your analysis to address your other attractions in your tourism segment, including Ming Dynasty Entertainment World, Yang-shen Paradise and the City of Caves which you discuss on page 8 and 9.

- We note your disclosure on page F-16 of your total property, plant and equipment. Please provide us with the amount of property, plant and equipment (cost and accumulated depreciation) in your tourism segment for each of your projects and/or attractions. Please provide this information separately for Buildings and Improvements and Attractions.

- We note your disclosure on page 10 that the City of Caves was not officially opened. Please explain why you have not reported the costs associated with this project as construction work in progress.

- It appears in your response that you have concluded that your arrangements are not in the scope of ASC 853 because the government counterparty (grantor) does not control the residual value of the infrastructure. Your conclusions appear to be based on the requirement of the grantor to pay you for the value of the infrastructure, in its condition, when it is purchased by the grantor. It appears that in these instances you will no longer control the infrastructure itself after it is purchased by the grantor. Instead the grantor will control the infrastructure. Please explain in greater detail why the requirement of the government counterparty to pay you for what remains of the infrastructure at the end of the term of the arrangement does not result in the grantor controlling the infrastructure at the end of the arrangement.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director